1021 West Hastings Street

9th Floor
Vancouver, BC

V6E 0C3

Austin Gold Corporate Update

December 22, 2023

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) provides the following corporate update.

As reported previously, the Company completed a drilling program on the Miller Project, Elko County, Nevada. Four holes totalling 6,565 feet (2,001 meters) were drilled to target Carlin-type gold mineralization hypothesized to occur beneath Quaternary gravels and Tertiary volcanic rocks. The primary purpose of this drilling program was to determine if suitable Carlin-type host rocks occurred at reasonable depth in areas with gold and multi-element biogeochemical anomalies. A thorough evaluation of data from the drilling program has been completed.

The project no longer meets the objectives of the Company and it has been returned to the property vendors.

Austin Gold Corp. is fully funded for all planned exploration programs.  Austin continues to review other projects that may have exceptional discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

Austin Gold Corp. has engaged the services of Savvy Social Management Corp. ("Savvy") to help raise on-line marketing awareness and to provide a comprehensive digital media marketing campaign for the company. The company has entered into a media services agreement with Savvy dated December 13, 2023, whereby the services to be provided by Savvy will include digital media, marketing strategies, advertising, and awareness campaigns for a fee of US$75,000 per month. The agreement is month to month and may be terminated by either party upon fifteen days notice. Savvy and Austin are not related parties and operate at arm's length. Neither Savvy nor its principals have any interest in the company's securities, directly or indirectly, or any right or intent to acquire such an interest.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 53.3 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek Project, the Miller Project, the Stockade Mountain Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.